Exhibit 99.3
Execution Version

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of May 24, 2024, is made by and between Carbon Revolution Operations Pty Ltd ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”) and UMB BANK, NATIONAL ASSOCIATION, solely in its capacity as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Trust Indenture, dated as of May 23, 2023, by and between the Issuer and the Trustee (as amended by that certain First Supplemental Indenture dated as of September 11, 2023, and as may be further amended, restated, supplemented and otherwise modified from time to time, the “Indenture”);

WHEREAS, pursuant to the Indenture, the Issuer has issued $60,000,000 Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program) (the “Series 2023-A Notes”);

WHEREAS, the Issuer has received consents from the Insurer and all Noteholders of the Series 2023-A Notes to the proposed amendments to the Indenture set forth herein (the “Consenting Noteholders”);

WHEREAS, pursuant to the Indenture, the Issuer and the Trustee (at the Issuer’s direction and further at the direction of the Consenting Noteholders) have agreed to enter into this Second Supplemental Indenture for the purposes stated herein;

WHEREAS, this Second Supplemental Indenture is entered into for the purpose of authorizing (i) the issuance of $5,000,000 aggregate principal amount of Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-A (the “Initial Series 2024-A Notes”), and (ii) the issuance of up to an additional $25,000,000 of Series 2024-A Notes from time to time as set forth herein (the “Additional Series 2024-A Notes”, and collectively with the Initial Series 2024-A Notes, the “Series 2024-A Notes” which shall not exceed $30,000,000 in the aggregate);

WHEREAS, for the avoidance of doubt, the express intention of the parties hereto is that the effect of this Second Supplemental Indenture on (a) the Indenture is to amend and supplement the Indenture but not to rescind the Indenture and (b) the Series 2023-A Notes is to amend and supplement certain terms of the Series 2023-A Notes but not effect a re-issuance or replacement of the Series 2023-A Notes outstanding as of the date hereof; and

WHEREAS, all things necessary have been done to make this Second Supplemental Indenture, when executed and delivered by the Issuer, the legal, valid and binding agreement of the Issuer, in accordance with its terms.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree as follows:

ARTICLE I.
SUPPLEMENT; DEFINITIONS

Section 1.01          Supplement. This Second Supplemental Indenture shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes, and every Noteholder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 1.02          Definitions.

(a)
For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

(b)	The following terms contained in Section 1.01 of the Indenture are hereby amended and restated in their entirety as follows:

“Bankruptcy Event” shall include any of the following: (a) a petition is filed against any Co-Obligor under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, which petition is not dismissed or stayed within sixty (60) days after such filing; (b) a Co-Obligor files a voluntary petition in bankruptcy, a Co-Obligor seeks relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, or a Co-Obligor consents to the filing of any petition against it under such law; (c) a Co-Obligor makes an assignment for the benefit of creditors, or a liquidator or trustee is appointed with respect to the Co-Obligor or any of its property by court order or such liquidator or trustee takes possession of such property, which court order remains in effect for more than sixty (60) days, or which possession continues for more than 60 days; or (d) an Australian Insolvency Proceeding.

“Disbursement” shall mean the disbursement of proceeds of the Series 2023-A Notes and/or the Series 2024-A Notes made by the Disbursing Agent to the Issuer pursuant to the Proceeds Disbursing Agreement.

“Early Redemption” shall mean the redemption of all or a portion of the Series 2023-A Notes and Series 2024-A Notes prior to the Stated Maturity Date that constitutes a Prepayment Redemption, a Special Redemption or an Extraordinary Redemption, as described in Section 2.13 of the Indenture.

“Early Redemption Date” shall mean the date, prior to the Stated Maturity Date, on which an Early Redemption of the Series 2023-A Notes and the Series 2024-A Notes occurs.

“Intellectual Property Collateral” shall mean all of Issuer’s and any other Co-Obligor’s right, title, and interest in and to the following: (a) any intellectual property of every kind and nature, including without limitation, all Copyrights, Trademarks and Patents (as such terms are defined in the Proceeds Disbursing Agreement); all trade secrets, domain names, design rights, inventions, software and databases, claims for damages by way of past, present and future infringement of any of the rights included above; (b) all licenses or other rights to use any Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use; (c) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and (d) all proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing (it being understood and agreed that any proceeds received under the Insurance Policy shall be applied solely with respect to the Series 2023-A Notes).

“Majority of the Noteholders” shall mean Noteholders of a majority of the aggregate principal amount of the outstanding Notes (or all Noteholders of the aggregate principal amount of the outstanding Series 2023-A Notes in the case of changes to the Insurance Policy), each by instruments filed with the Trustee.

“Minimum Noteholder Percentage” shall mean, in the aggregate, the Registered Noteholders of at least seventy-five percent (75%) of the principal amount of all outstanding Notes.

“Note Principal Payment Date” shall mean (i) prior to the Second Supplemental Indenture Effective Date, the 15th day of each month (or the first Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on December 15, 2024 and (ii) on and after the Second Supplemental Indenture Effective Date, the 15th day of each month (or the first Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on June 15, 2026.

“Note Purchaser” shall mean (i) any entity that purchases the Series 2023-A Notes from the Issuer through the placement of the Placement Agent or (ii) any entity that purchases the Series 2024-A Notes from the Issuer.

“Notes” shall mean Series 2023-A Notes, Series 2024-A Notes, Replacement Notes or Surrendered Notes, as such terms are defined in Article II of this Indenture.

“Replacement Notes” shall mean notes issued to replace Series 2023-A Notes or Series 2024-A Notes, as the case may be, as provided in Section 2.05 of this Indenture.

(c)	Section 1.01 of the Indenture is hereby amended to add the following defined terms in the appropriate alphabetical order:

“2023-A Exit Premium” shall mean an amount equal to the sum of (i) the 2023-A PIK Interest and (ii) the 2023-A Amendment Fee.

“2023-A Amendment Fee” shall mean, with respect to each Series 2023-A Notes held by all Noteholders of the Series 2023-A Notes, as of the Second Supplemental Indenture Effective Date, 3.0% of the aggregate outstanding principal amount of the Series 2023-A Notes held by such Noteholder.

“2023-A PIK Fee” shall mean, with respect to each Series 2023-A Note, as of any reference date, an amount equal to the interest on the Series 2023-A Notes accruing at a rate of 3.50% per annum, calculated in the same manner as PIK Interest applicable to the Series 2024-A Note (as in effect on the Second Supplemental Indenture Effective Date).

“2024-A Exit Premium” shall mean, with respect to any Series 2024-A Notes as of any reference date and as consideration for undertakings by OIC related to the restructuring of OIC’s initial investment into the Issuer’s Parent, the difference of (w) the aggregate of all Series 2024-A Note Proceeds prior to such reference date multiplied by two (2) minus (x) the sum of all interest payments paid in cash (excluding, for the avoidance of doubt, all PIK Interest that is or has been added to the principal amount of any Series 2024-A Note) on such Series 2024-A Note on or before such reference date minus (y) the full principal amount of such Series 2024-A Notes, together with interest accrued and unpaid thereon to such reference date, to be paid on or before such reference date minus (z) the sum of all fees (excluding restructuring or similar fees paid to any holder of the Series 2024-A Notes in connection with the Second Supplemental Indenture) paid in cash on account of any Series 2024-A Note on or before such reference date.  Notwithstanding anything to the contrary herein, the 2024-A Exit Premium will become due and payable at the earlier of (i) a bona fide refinancing of the Series 2024-A Notes, (ii) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (iii) the Stated Maturity Date of the Series 2024-A Notes; provided that in the event the preceding clause (iii) is the earliest to occur, the payment of the 2024-A Exit Premium shall be in the Issuer’s sole discretion (it being understood and agreed that such 2024-A Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes and Series 2024-A Notes); provided, further, that prior to the payment of the 2024-A Exit Premium in the event of preceding clauses (i)-(iii) , the Trustee shall have first received an Officer’s Certificate from the Issuer that such fee has become due and payable. For the avoidance of doubt, the 2024-A Exit Premium will not become due and payable where (i) the Series 2024-A Notes are redeemed in a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders, and (ii) Series 2023-A Notes and Series 2024-A Notes are redeemed as part of a refinancing, where the proceeds from such refinancing are not sufficient to pay the 2024-A Exit Premium following the payment in full in cash of all principal and accrued and unpaid interest due on the Series 2023-A Notes and the Series 2024-A Notes. In the case of (ii) in the prior sentence, the obligation to pay the 2024-A Exit Premium shall remain, but will be subject to the prior payment in full in cash of the principal amount and any accrued interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes and Series 2024-A Notes and subject to the prior payment in full in cash of the principal amount and any accrued interest due on any new senior secured financing obtained to refinance the Series 2023-A Notes and Series 2024-A Notes. Notwithstanding any contrary provision hereof, when payable, the 2024-A Exit Premium shall be payable only following the payment in full in cash of the principal amount and any accrued interest (including the 2024-A Exit Premium) due on the Series 2023-A Notes and Series 2024-A Notes.

“2024-A Notes Delivery Date” shall mean any date on which Series 2024-A Notes are issued.

“Additional Series 2024-A Notes” has the meaning set out in Section 2.01 of this Second Supplemental Indenture.

“Australian Insolvency Proceeding” shall mean in respect of the Issuer, the Issuer’s Parent, Co-Obligors or any of their subsidiaries registered in Australia from time to time, the occurrence of any of the following: (i) it is in liquidation, in provisional liquidation, under administration or wound up or has had a “Controller” (as defined under the Corporations Act 2001 (Cth) (“Corporations Act”)) appointed to its property; (ii) it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition with its creditors generally, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document); (iii) an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in (i) or (ii); (iv) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or (v) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject).

“Authentication Order” shall mean a written order of the Issuer, delivered to the Trustee, instructing the Trustee to authenticate and deliver Notes, substantially in the form and substance attached as Exhibit C to this Second Supplemental Indenture.

“Gallagher” shall mean Gallagher IP Solutions LLC, a Delaware limited liability company (as successor to NLC II, LC (formerly known as Newlight Capital LLC), a North Carolina limited liability company), which is serving as Monitor under the Disbursement Monitoring Agreement and Servicer under both the Trustee Services Agreement and the Proceeds Disbursing Agreement.

“Initial Series 2024-A Notes” has the meaning set out in Section 2.01 of this Second Supplemental Indenture.

“Interest Period” shall mean with respect to any Note, the period commencing on and including an Note Interest Payment Date and ending on and including the day immediately preceding the next succeeding Note Interest Payment Date (with the exception that with respect to the Series 2023-A Notes, the first Interest Period shall commence on and include the Delivery Date, and with respect to any Series 2024-A Note, the first Interest Period for such Series 2024-A Note shall commence on and include the 2024-A Notes Delivery Date for such Series 2024-A Note) and in each case end on and include the day immediately preceding the first scheduled Note Interest Payment Date (the Note Interest Payment Date for any Interest Period shall be the Note Interest Payment Date occurring on the Business Day immediately following the last day of such Interest Period).

“OIC” shall mean OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company, and any and all of their Affiliates that are (or may become) holders of any Series 2024-A Notes.

“Proceeds Disbursing Agreement” shall mean the Proceeds Disbursing and Security Agreement by and among UMB Bank, National Association, as Disbursing Agent, the Co- Obligors, Gallagher IP Solutions LLC as Servicer and NLC II, LLC (formerly known as Newlight Capital LLC) as Security Trustee, dated May 23, 2023.”

“Series” shall mean each series of debentures, notes or other debt instruments of the Issuer created pursuant to Section 2.01 of the Indenture or Section 2.01 of this Second Supplemental Indenture.

“Series 2024-A Investor Letter” has the meaning set out in Section 2.07 of this Second Supplemental Indenture.

“Series 2024-A Notes” has the meaning set out in Section 2.01 of this Second Supplemental Indenture. The Initial Series 2024-A Notes and the Additional Series 2024-A Notes shall be treated as a single class for all purposes under this Second Supplemental Indenture, and unless the context otherwise requires, all references to the Series 2024-A Notes shall include the Initial Series 2024-A Notes and any Additional Series 2024-A Notes.

“Second Supplemental Indenture” shall mean that certain Second Supplemental Indenture, dated as of the Second Supplemental Indenture Effective Date, by and between the Issuer and the Trustee.

“Second Supplemental Indenture Effective Date” shall mean May 24, 2024.

“Second Supplemental Restructuring Premium Letter” shall mean that certain Restructuring Premium Letter, dated as of May 24, 2024.”

“Servicer” shall mean Gallagher, in its capacity as Servicer under both the Trustee Services Agreement and the Proceeds Disbursing Agreement, and any of its successors and permitted assigns.

(d)	The definition of “Newlight” contained in Section 1.01 of the Indenture is hereby deleted in its entirety.

(e)	Each reference in the following definitions in Section 1.01 of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)           Authenticating Agent;

(ii)          Authorized Denominations;

(iii)         Beneficial Owner;

(iv)         Beneficial Ownership Interest;

(v)          Book-Entry Note;

(vi)         [Reserved];

(vii)        Depositary Participant;

(viii)       Designated Trust Office;

(ix)         DTC Letter;

(x)          Notes;

(xi)         Outstanding or Outstanding Series 2023-A Notes;

(xii)        Paying Agent;

(xiii)       Record Date;

(xiv)       Registered Noteholder(s);

(xv)        Stated Maturity Date;

(xvi)       Trust Estate, other than as to subclause (d) of such definition and subclause (e) solely to the extent such subclause (e) applies to subclause (d);

(xvii)      Trust Transaction Documents;

(xviii)     Trustee Service Agreement;

(f)
(i) Each reference in the Indenture to “Newlight Capital LLC” and “Newlight” shall be replaced with “Gallagher IP Solutions LLC” and “Gallagher”, respectively, except where such reference is to the role of "Newlight Capital LLC” or “Newlight” in its capacity as Security Trustee, in which case such references shall be deemed to remain the same and (ii) the address for the Servicer set forth in Exhibit F shall be replaced in its entirety by the following:

Gallagher IP Solutions LLC
300 Fellowship Road, Suite 200
Mt. Laurel, NJ 08054
Attn: Julie Markoski (julie_markoski@piusre.com); Ewin Gostomski
(Erwin_Gostomski@piusre.com)

(g)          Each reference in the Indenture to “in favor of the Servicer as security trustee” shall be replaced with “in favor of the Security Trustee.”

ARTICLE II.
THE NOTES

Section 2.01          Amendment of Section 2.04 of the Indenture. Section 2.04 of the Indenture is hereby amended and restated as follows:

“Section 2.04          Denomination; Medium of Payment.

The Series 2023-A Notes are being offered and placed by the Placement Agent on behalf of the Issuer directly to the Note Purchasers pursuant to a Private Placement Memorandum dated May 23, 2023 (the “Private Placement Memorandum”), which Private Placement Memorandum has been authorized and signed by the Issuer. The Series 2023-A Notes shall be issuable only as fully-registered notes without coupons in Authorized Denominations. The Series 2023-A Notes shall be substantially in the form set forth in Exhibit A to the Indenture (and not, for the avoidance of doubt, Exhibit A to the Second Supplemental Indenture) with such variations, insertions, or omissions as are appropriate and not inconsistent therewith. Principal of and interest on the Series 2023-A Notes shall be payable in the amounts, at the rates, and at such times as set forth in Exhibit A to the Indenture and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts; provided however, that if the Issuer has notified the Noteholders and the Trustee in writing on the first day of each Interest Period whether it elects to pay PIK Interest or is otherwise deemed to have elected to pay PIK Interest with respect to any Series 2024-A Notes, then the 2023-A PIK Fee shall accrue on each Series 2023-A Notes for the applicable period in which such PIK Interest is elected.  Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2023-A Notes as set forth in Exhibit A to the Indenture, the 2023-A Exit Premium (including, for the avoidance of doubt, the 2023-A PIK Fee) shall be payable on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2023-A Notes). The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Series 2023-A Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (it being understood and agreed that the 2023-A PIK Fee shall be increased by an amount equal to such PIK Interest on such Note Interest Payment Date rather than increasing the principal balance on such Note Interest Interest Payment Date). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.”

Section 2.02          Issuance of Series 2024-A Notes. There is hereby created a series of notes to be known as and entitled “Fixed Rate Senior Notes, Series 2024-A” (the “Series 2024-A Notes”). The Series 2024-A Notes shall be issuable to OIC, its subsidiaries or their Affiliates as fully-registered Notes without coupons. The aggregate principal amount of Series 2024-A Notes shall be up to $30,000,000, in Authorized Denominations. The Series 2024-A Notes shall be executed, authenticated and delivered in accordance with the provisions of this Second Supplemental Indenture. PIK Interest on the Series 2024-A Notes shall be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Series 2024-A Notes shall be initially issued in the name of “Cede & Co.” as nominee for DTC, as registered owner of the Series 2024-A Notes, and shall be held by the Trustee as custodian for DTC pursuant to Section 2.12 of the Indenture. The Issuer shall execute and deliver to DTC a DTC Letter. No obligations may be issued pursuant to this Second Supplemental Indenture, other than those authorized by this section, except notes issued upon transfer or exchange pursuant to Section 2.07 of the Indenture and replacement notes issued pursuant to Section 2.05 of the Indenture. The Series 2024-A Notes shall be dated as of the 2024-A Notes Delivery Date. Each Series 2024-A Note (i) shall bear interest at the rate per annum as set forth in Exhibit A to this Second Supplemental Indenture, commencing on the 2024-A Notes Delivery Date, computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Note Interest Payment Date and (ii) shall mature as set forth in Exhibit A to this Second Supplemental Indenture. Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2024-A Notes as set forth in Exhibit A to the Second Supplemental Indenture, the 2024-A Exit Premium shall be payable on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2024-A Notes).

Section 2.03          Amendment of Article II of the Indenture. Each reference in the following Sections of Article II of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”; provided that in respect of references to “Delivery Date,” as applied to the Series 2024-A Notes in Article II of the Indenture, such references shall be deemed to refer to the “2024-A Notes Delivery Date”:

(i)           Section 2.02 (Execution);

(ii)          Section 2.03 (Approval and Authentication), and, with respect to the Series 2024-A Notes, references to Exhibit A in Section 2.03 of the Indenture shall be deemed to be references to Exhibit A to this Second Supplemental Indenture;

(iii)         the second, third and fourth sentence in Section 2.04 (Denomination; Medium of Payment);

(iv)         Section 2.05 (Mutilated, Lost, Stolen, or Destroyed Notes);

(v)          Section 2.06 (Cancellation and Disposition of Surrendered Notes);

(vi)         Sections 2.07(a), (b), (c), (d), (e), (f), (g), (h), (j) and (k);

(vii)        Section 2.08 (Number and Payment Provisions);

(viii)       Section 2.09 (Non-Presentment of Notes);

(ix)         [Reserved];

(x)          Section 2.12 (Book-Entry Registration);

(xi)         [Reserved];

(xii)        Section 2.14 (Cancellation); and

(xiii)       Section 2.15 (CUSIP, ISIN and Common Code Numbers).

Section 2.04         Denomination; Medium of Payment.

(a)
The Series 2024-A Notes shall be issuable only as fully-registered notes without coupons in Authorized Denominations. The Series 2024-A Notes shall be substantially in the form and substance set forth in Exhibit A to this Second Supplemental Indenture with such variations, insertions, or omissions as are appropriate and not inconsistent therewith.

(b)
Principal of the Series 2024-A Notes shall be payable in the amount stated on such Series 2024-A Notes and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

(c)
Interest on the Series 2024-A Notes shall be payable (i) in full in cash (“Cash Interest”) or (ii) in parts comprising 8.50% of Cash Interest and 3.50% in-kind by adding to the principal amount of each Series 2024-A Note in the manner set forth in Section 2.04(d) in this Second Supplemental Indenture (“PIK Interest”). The Issuer shall notify in writing the Holders and the Trustee on or before the first day of each Interest Period whether it elects to pay PIK Interest for such Interest Period; provided that if the Issuer does not so timely elect the form of interest payment, then the Issuer will be deemed to have selected to pay PIK Interest of 3.50% and Cash Interest of 8.50% (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default). The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Series 2024-A Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (which may include the amount of the principal increase as a result of the PIK Interest). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.

(d)
Any PIK Interest on the Series 2024-A Notes will be payable to Holders by its addition to the principal amount of each Series 2024-A Note in the manner provided in the next sentence. Effective immediately before the close of business on each Note Interest Payment Date, the principal amount of each Series 2024-A Note then Outstanding will be deemed to be increased by the amount of accrued and unpaid PIK Interest on such Series 2024-A Note for the period since the prior Note Interest Payment Date, rounded up to the nearest $1.00, and the Trustee will, promptly after receipt of a written order from the Issuer, record such increase in principal amount as set forth in such written order.

(e)
Any PIK Interest the amount of which is added to the principal amount of the Series 2024-A Notes pursuant to Section 2.04(d) of this Second Supplemental Indenture will be deemed to be “paid” on the Series 2024-A Notes for all purposes of this Second Supplemental Indenture.

Section 2.05         [Reserved]

Section 2.06         [Reserved]

Section 2.07      Registration, Transfer and Exchange. Each initial purchaser of a Series 2024-A Note shall provide an investor letter in the form attached to this Second Supplemental Indenture as Exhibit B (the “Series 2024-A Investor Letter”). Any Noteholder who purchases or otherwise acquires a Series 2024-A Note or Beneficial Ownership Interest or any other interest in a Series 2024-A Note, by its acquisition of such Series 2024-A Note or interest in a Series 2024-A Note, whether upon original issuance or subsequent transfer, is deemed to have represented to and agreed with the Issuer and the Trustee paragraphs 3, 7 and 11 of the Series 2024-A Investor Letter set forth in Exhibit B to this Second Supplemental Indenture.

Section 2.08         [Reserved]

Section 2.09         [Reserved]

Section 2.10         Delivery of Initial Series 2024-A Notes; Additional Series 2024-A Notes.

(a)
Upon the execution and delivery of this Second Supplemental Indenture, the Issuer shall execute and deliver to the Trustee the Initial Series 2024-A Notes, and the Trustee shall authenticate and register such Initial Series 2024-A Notes as provided in Section 2.12 of the Indenture.

(b)
Prior to, and as a condition precedent to the funding of the Initial Series 2024-A Notes, the Issuer, OIC, the Insurer and a Majority of the Noteholders (as that term is defined in the Trust Indenture as in effect immediately prior to this Second Supplemental Indenture) shall have executed that certain term sheet dated the date hereof (the “Term Sheet”).

(c)	Prior to, and as a condition precedent to the authentication and delivery of the Initial Series 2024-A Notes, there shall be filed with and delivered to the Trustee:

(i)          certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of an amendment to the Proceeds Disbursing Agreement and the issuance of the Initial Series 2024-A Notes;

(ii)          copies of the Fifth Amendment to Proceeds Disbursing and Security Agreement;

(iii)          such Initial Series 2024-A Notes executed by the Issuer;

(iv)          an Authentication Order, substantially in the form and substance attached as Exhibit C to this Second Supplemental Indenture;

(v)          a Recognition Deed in relation to the Australian Law Security Trust Deed, executed by the Initial Series 2024-A Notes and NLC II, LC (formerly known as Newlight Capital LLC), as security trustee;

(vi)          a certificate in relation to the Australian Law Security Trust Deed, executed by the Issuer addressed to NLC II, LC (formerly known as Newlight Capital LLC), as security trustee;

(vii)          an opinion or opinions of counsel to the Issuer, the Trustee, and the Co-Obligors in form and substance reasonably satisfactory to the Trustee (including due execution, enforceability and no conflicts opinions); and

(viii)          such further opinions and instruments as are reasonably required by the Trustee.

(d)
The Issuer will be entitled, with the consent of the Majority of the Noteholders, upon delivery of an Officer’s Certificate, Opinion of Counsel and Authentication Order to the Trustee to issue Additional Series 2024-A Notes under this Second Supplemental Indenture that will have identical terms to the Initial Series 2024-A Notes issued on the date of this Second Supplemental Indenture other than with respect to (i) the date of issuance, (ii) issue price and (iii) if applicable, the date from which interest on such Additional Series 2024-A Notes will begin to accrue and the initial Note Interest Payment Date; provided, however, that if such Additional Series 2024-A Notes will not be fungible with the Initial Series 2024-A Notes for U.S. federal income tax or securities law purposes, such Additional Series 2024-A Notes will have a separate CUSIP number, provided that the Issuer shall be solely responsible for obtaining such separate CUSIP number. Such Additional Series 2024-A Notes will rank equally and ratable with any and all of the Initial Series 2024-A Notes in right of payment and will be treated as a single series for all purposes under this Second Supplemental Indenture.

(e)	Prior to, and as a condition precedent to the authentication and delivery of any Additional Series 2024-A Notes, there shall be filed with and delivered to the Trustee:

(i)          certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of the issuance of the Additional Series 2024-A Notes;

(ii)          such Additional Series 2024-A Notes executed by the Issuer;

(iii)         an Authentication Order, substantially in the form and substance attached as Exhibit C to this Second Supplemental Indenture;

(iv)         an opinion or opinions of counsel to the Issuer and the Co-Obligors in form and substance reasonably satisfactory to the Trustee;

(v)          such further opinions, certificates, and instruments as are reasonably required or requested by the Trustee; and

(vi)        an executed third supplemental indenture to the Indenture, by and between the Issuer and the Trustee, in form and substance consistent with the Term Sheet and reasonably acceptable to the Majority of the Noteholders and the Trustee.

Section 2.11          Amendment of Section 2.11 of the Indenture. Section 2.11 of the Indenture is hereby amended and restated as follows:

“Section 2.11          Security. The payments of principal of and interest on the Series 2023-A Notes and Series 2024-A Notes shall be secured by the Trust Estate, including an assignment by the Trustee to the Servicer of the Proceeds Disbursing Agreement, including all Obligor Payments and other amounts payable to the Trustee under the Proceeds Disbursing Agreement, the cash balances in the Payment Reserve Fund and other funds maintained by the Trustee. In addition, as provided in the Insurance Policy, to the extent other amounts are insufficient to pay debt service on the Series 2023-A Notes when due, payments made by the Insurer under the Insurance Policy may be used to make such payments. All funds established in this Indenture for the benefit of the Series 2023-A Notes are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the registered holders of the Series 2023-A Notes and, except as otherwise provided in the Transaction Documents, may be used for no purpose other than payment of the Series 2023-A Notes. All funds established in this Indenture for the benefit of the Series 2024-A Notes are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the registered holders of the Series 2024-A Notes and, except as otherwise provided in the Transaction Documents, may be used for no purpose other than payment of the Series 2024-A Notes. The obligation of the Issuer to abide by the terms of the Indenture, the Series 2023-A Notes and the Series 2024-A Notes shall be absolute and unconditional and shall not be subject to any defense or any right of set off, counterclaim or recoupment arising out of any breach by the Trustee or any Noteholder of any obligation to the Issuer or otherwise with respect to the Series 2023-A Notes, the Series 2024-A Notes, or out of any indebtedness or liability at any time owing to the Issuer by the Trustee. Until such time as all of the Series 2023-A Notes and Series 2024-A Notes shall have been fully paid or redeemed, the Issuer will not suspend or discontinue any payments provided for herein. Notwithstanding the foregoing, the Issuer’s obligation to make payments on the Series 2023-A Notes and Series 2024-A Notes is limited to the components of the Trust Estate. If the sources comprising the Trust Estate do not provide funds sufficient to make payments on the Series 2023-A Notes and Series 2024-A Notes, the Issuer is under no obligation to make such payments. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Series 2023-A Notes and Series 2024-A Notes. Pursuant to the Trustee Services Agreement, the Trustee has assigned the Trust Estate to the Servicer, other than the Insurance Policy, which has been issued directly to the Trustee as Named Insured. For the avoidance of doubt, notwithstanding anything to the contrary herein, all amounts received under the Insurance Policy shall be applied solely to the payment of the Series 2023-A Notes.”

Section 2.12         [Reserved]

Section 2.13       Early Redemption of the Notes. Notwithstanding any contrary provision hereof, any redemption of the Notes that is effected pursuant to this Indenture shall be made on a pro rata basis among all Noteholders of all Notes (including any Series 2023-A Notes and Series 2024-A Notes) based on the aggregate principal amount of Notes held by each Noteholder.

ARTICLE III.
ESTABLISHMENT OF FUNDS; APPLICATION OF PROCEEDS; INVESTMENTS

Section 3.01         [Reserved].

Section 3.02       Amendment of Article III of the Indenture. Each reference in the following Sections of Article III of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)           Section 3.08 (Repayment Fund);

(ii)          Section 3.09 (Debt Service Fund);

(iii)         Section 3.15 (Investment of Funds); and

(iv)         Section 3.16 (Investment Records).

Section 3.03        Note Proceeds Fund. There is hereby created in connection with the Series 2024-A Notes, a Series 2024-A Notes Proceeds Fund. Unless otherwise provided by Section 3.05 or Section 3.06 below, all net proceeds of each sale of the Series 2024-A Notes shall be deposited into the Series 2024-A Note Proceeds Fund on each 2024-A Notes Delivery Date and disbursed as provided in Section 3.05 or Section 3.06 of this Second Supplemental Indenture.

Section 3.04         [Reserved].

Section 3.05        Disbursed Amount and Flow of Funds on Delivery Date. (i) On the initial 2024-A Notes Delivery Date, the initial purchasers shall wire to Carbon Revolution Public Limited, a public limited company incorporated in Ireland with registered number 607450 and a parent entity of the Issuer an amount equal to the face amount of the Series 2024-A Notes issued at such time; provided that for purposes of this Indenture, such funds shall be deemed to have been delivered to the Issuer and (ii) subject to Section 3.06 below, on each subsequent 2024-A Notes Delivery Date, the initial purchasers shall wire to the Trustee an amount equal to the face amount of the Series 2024-A Notes issued (the amounts disbursed pursuant to clause (i) and clause (ii) herein are referred to as the “Series 2024-A Note Proceeds”). Except as set forth in the first sentence of this Section 3.05 with respect to the initial 2024-A Notes Delivery Date and subject to Section 3.06 below, the Series 2024-A Note Proceeds shall be deposited into the Note Proceeds Fund and then disbursed by the Trustee to the Issuer (each a “2024-A Disbursement”). The term and provisions of each 2024-A Disbursement are set forth in the Proceeds Disbursing Agreement.

Section 3.06        Notwithstanding Section 3.05 above, Series 2024-A Note Proceeds may be wired by the Issuer, the Trustee or the initial purchasers of such Series 2024-A Notes directly to the Note Proceeds Fund, Repayment Fund, Debt Service Fund, Investment of Funds and/or Investments Records in the amounts and as set forth in a funds flow memorandum reasonably satisfactory to the Issuer, the Trustee and the initial purchasers of such Series 2024-A Notes at the time of such 2024-A Notes Delivery Date.

ARTICLE IV.
DISBURSEMENT, CO-OBLIGOR PAYMENTS AND PREPAYMENT REDEMPTION

Section 4.01        Amendment of Article IV of the Indenture. Each reference in the following Sections of Article IV of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)           Section 4.02 (Co-Obligor Payments);

(ii)          Section 4.03 (Transfer to the Debt Service Fund);

(iii)         Section 4.04 (Payments on the Series 2023-A Notes);

(iv)         Section 4.05 (Failure of Co-Obligors to Make Obligor Payments); provided, that the reference to “Article VII” in Section 4.05 shall apply solely with respect to the Series 2023-A Notes;

(v)          Section 4.07 (Prepayment Redemption of the Series 2024-A Notes); and

(vi)         Section 4.08 (Notice of Redemption).

ARTICLE V.
EXTRAORDINARY REDEMPTION AND SPECIAL REDEMPTION

Section 5.01       Amendment of Article V of the Indenture. Each reference in the following Sections of Article V of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)           Section 5.01 (Causes of Extraordinary Redemption);

(ii)          Section 5.02 (Action after Extraordinary Redemption Event); and

(iii)          Section 5.03 (Payment of Series 2023-A Notes after Extraordinary Redemption Event).

ARTICLE VI.
EVENTS OF DEFAULT AND REMEDIES THEREFOR

Section 6.01       Amendment of Article VI of the Indenture. Each reference in the following Sections of Article VI of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)          Section 6.01 (Events of Default);

(ii)          Section 6.03 (Right of Noteholders to Direct Proceedings);

(iii)         Section 6.04 (Vesting of Remedies); and

(iv)         Section 6.08 (Waiver).

Section 6.02         Amendment to Section 6.07. Section 6.07 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 6.07          Application of Moneys. Notwithstanding anything to the contrary within this Indenture, the Disbursement Documents or the Trust Transaction Documents, all moneys excluding any Insurance Payments or other  proceeds, solely with respect to the Series 2023-A Notes, of the Insurance Policy, which shall be deposited in the Insurance Proceeds Fund in accordance with Section 3.11 of the Indenture) received by the Trustee pursuant to any right given or action taken under the provisions of this Indenture or under any of the other Transaction Documents including any proceeding at law or in equity to enforce the provisions of and foreclose, realize, levy or execute upon all items of collateral hereunder, together with all funds held by the Trustee hereunder, shall be deposited in the Debt Service Fund and, after payment of all of the fees, costs and expenses (including attorneys’ fees and expenses) relating to the proceedings resulting in the collection of such moneys and of the expenses, liabilities and advances incurred or made by the Trustee (or the Servicer, if applicable) including reasonable attorneys’ fees, and all other outstanding fees and expenses of and indemnities owing to the Trustee (or the Servicer, if applicable) incurred under this Second Supplemental Indenture, the Indenture, the Disbursement Documents, and/or the Trust Transaction Documents, or otherwise in connection with such actions, and thereafter any fees, expenses, liabilities and advances due to, or incurred or made by, the Paying Agent and the Registrar (and, if applicable, the Servicer), such moneys thereafter shall be applied in the order set forth below:

(a)          Unless the principal of all Series 2023-A Notes and Series 2024-A Notes shall have become or been declared due and payable, all such moneys (other than any proceeds of the Insurance Policy or such amount held in the Insurance Proceeds Fund, which shall be applied solely to the payment of the Series 2023-A Notes) shall be applied to the ratable payment of all installments of cash interest then due on the Series 2023-A Notes including the 2023-A Exit Premium (if such fee has become or been declared due and payable)) and each Series 2024-A Notes (other than the 2024-A Exit Premium) that are issued on a pari passu basis with the Series 2023-A Notes (in each case, on a pro rata basis relative to each series of Notes), and, if the amount available shall not be sufficient to pay in full all such amounts then to the ratable payment of all such amounts so due and the portion thereof allocable to the installments of interest shall be applied in order of priority first to installments past due for the longest period; and

(b)          If the principal of all the Series 2023-A Notes and Series 2024-A Notes shall have become or been declared due and payable, all such moneys (other than any proceeds of the Insurance Policy or such amount held in the Insurance Proceeds Fund, which shall be applied solely to the payment of the Series 2023-A Notes ) shall be applied to the payment of the principal then due and unpaid upon the Series 2023-A Notes (including the 2023-A Exit Premium) and Series 2024-A Notes (other than the 2024-A Exit Premium) that are issued on a pari passu basis with the Series 2023-A Notes (in each case, on a pro rata basis relative to each series of Notes), ratably according to the amounts due to the persons entitled thereto.

ARTICLE VII.

Section 7.01        Amendment of Article VII of the Indenture. Each reference in Article VII of the Indenture to “Co-Obligor Payments” and “Co-Obligor Payment” shall be deemed to be references to payments of principal of and interest solely with respect to the Series 2023-A Notes.

ARTICLE VIII.
CONCERNING THE TRUSTEE

Section 8.01       Amendment of Article VIII of the Indenture. Each reference in Article VIII of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”.

ARTICLE IX.
SUPPLEMENTAL INDENTURES AND
AMENDMENTS TO TRANSACTION DOCUMENTS

Section 9.01         Amendment to Section 9.01. Section 9.01 of the Indenture is hereby amended:

(a)	so that each reference to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”;

(b)	to add the following as a new Section 9.01(a)(ix):

“(ix)          to provide for the issuance of Series 2024-A Notes in accordance with the limitations set forth in the Second Supplemental Indenture, or change any of the provisions of the Indenture as may be necessary to facilitate the issuance of Series 2024-A Notes;”.

Section 9.02          Amendment to Section 9.02. Section 9.02 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.02 Amendments to Indenture Requiring Consent of Noteholders. Notwithstanding any contrary provision hereof, nothing contained in this Section 9.02 shall permit, or be construed as permitting, without the consent of the Noteholders of all Outstanding Series 2023-A Notes and all Outstanding Series 2024-A Notes, (a) an extension of the maturity of the principal of or interest on, any Series 2023-A Note or any Series 2024-A Note, (b) a reduction in the principal amount of or the rate of interest on, any Series 2023-A Note or any Series 2024-A Note, (c) a preference or priority of any Series 2023-A Note, any Series 2024-A Note, Series 2023-A Notes or Series 2024-A Notes over any other Series 2023-A Note, Series 2024-A Note, Series 2023-A Notes or Series 2024-A Notes, (d) the creation of a lien on the Trust Estate (other than Permitted Liens) prior to or on parity with the lien of this Indenture, or (e) a reduction in the aggregate principal amount of the Series 2023-A Notes or the Series 2024-A Notes required for any consent to any Supplemental Indenture; provided further, however, that without the written consent of the Trustee, the Trustee may, but shall not be required to join in the execution of any Supplemental Indenture that affects the rights, protections, privileges, duties, indemnities, obligations and/or immunities of the Trustee or that imposes additional obligations on the Trustee. The giving of notice to and consent of the Noteholders to any such proposed Supplemental Indenture shall be obtained pursuant to Section 9.06. Notwithstanding any contrary provision hereof, (i) without the consent of the Noteholders of all Outstanding Series 2023-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2023-A Notes, and (ii) without the consent of the Noteholders of all Outstanding Series 2024-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2024-A Notes.”

Section 9.03         Amendment to Section 9.03. Section 9.03 of the Indenture is hereby amended so that each reference to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”.

Section 9.04         Amendment to Section 9.04. Section 9.04 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.04 Other Amendment Provisions. The Disbursing Agent, the Issuer and the Servicer shall not enter into any modification or amendment of the Proceeds Disbursing Agreement, nor shall any such modification or amendment become effective, without the consent (except as permitted by Section 9.03) of a Majority of the Noteholders, such consent to be obtained in accordance with Section 9.06.”

The Servicer shall provide copies of all such amendments to the Proceeds Disbursing Agreement to the Insurer.

Section 9.05         [Reserved].

Section 9.06         Amendment to Section 9.06. Section 9.06 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.06 Notice to and Consent of Noteholders. If consent of the Noteholders is required under the terms of this Indenture for the amendment of this Indenture, the Proceeds Disbursing Agreement or the Insurance Policy or for any other similar purpose, the Trustee shall cause notice of the proposed execution of the Supplemental Indenture to be given by first-class mail, postage prepaid, or as otherwise provided in the DTC Letter, to the Noteholders of the Outstanding Series 2023-A Notes and the Outstanding Series 2024-A Notes then shown on the Register. Such notice shall briefly set forth the nature of the proposed Supplemental Indenture or other action and shall state that copies of any such Supplemental Indenture or other document are on file at the Designated Trust Office for inspection by all Noteholders. If, within sixty (60) days or such longer period as shall be prescribed by the Issuer following the mailing of such notice, the Noteholders of a majority of the principal amount of the Series 2023-A Notes Outstanding and Series 2024-A Notes Outstanding (or all of the principal amount of the Series 2023-A Notes Outstanding, in the case of changes to the Insurance Policy) by instruments filed with the Trustee shall have consented to the Supplemental Indenture or other proposed action (and if required, the consent of the Insurer has been received), then the Trustee shall execute such Supplemental Indenture or other document or take such proposed action and the consent of the Noteholders shall thereby be conclusively presumed.”

ARTICLE X.
REPRESENTATIONS AND WARRANTIES

Section 10.01      Amendment of Article X of the Indenture. Each reference in Article X of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”.

Section 10.02     Except as disclosed to the Trustee on or prior to the execution of this Second Supplemental Indenture, the Issuer represents, warrants and covenants that the representations, warranties and covenants set out in Section 10.01 of the Indenture are true and correct in all material respects on and as of the date of this Second Supplemental Indenture.

ARTICLE XI.
AUSTRALIAN TAX MATTERS

Section 11.01      Amendment of Article XI of the Indenture. Each reference in Sections 11.02 and 11.03 of Article XI of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”.

Section 11.02      The Issuer represents and warrants that the representations and warranties set out in Section 11.01 of the Indenture (for the avoidance of doubt, in respect of the Series 2023-A Notes only) are true and correct in all material respects on and as of the date of this Second Supplemental Indenture.

Section 11.03       The reference to “Exhibit B” in Section 11.03(b)(iii) shall be construed as a reference to Exhibit B of this Second Supplemental Indenture to the extent that Section applies to the Series 2024-A Notes.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

Section 12.01      Amendment of Article XII of the Indenture. Each reference in the following Sections of Article XII of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”:

(i)           Section 12.01 (Consents of Noteholders);

(ii)          Section 12.02. (Limitation of Rights);

(iii)         Section 12.06 (Payments Due on Saturdays, Sundays, and Holidays);

(iv)         Section 12.10. (Amounts Remaining in Funds);

(v)          Section 12.20. (WAIVER OF JURY TRIAL);

(vi)         Section 12.21. (Consent to Jurisdiction);

Section 12.02       Section 12.03 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 12.03          No Additional Notes or Cross-Collateralization. No provision set forth in this Indenture (as amended by the Second Supplemental Indenture) shall give the Issuer the right to issue notes hereunder other than the Series 2023-A Notes (up to an aggregate principal amount of $60,000,000), the Series 2024-A Notes (including the Initial Series 2024-A Notes and any Additional Series 2024-A Notes) or to permit the Series 2023-A Notes and the Series 2024-A Notes to be cross-collateralized with any other obligations.”

Section 12.03       The reference to “Notice to the Insurer” in Section 12.05 in the Indenture is hereby amended and restated in its entirety as follows:

PIUS Limited, LLC
300 Fellowship Road, Suite 200
Mt. Laurel, NJ 08054
Attn: Julie Markoski (julie_markoski@piusre.com); Ewin Gostomski (Erwin_Gostomski@piusre.com)

Section 12.04       Article XII of the Indenture is hereby amended to add as Section 12.22 the following:

“12.22   Terms. The Issuer and the Trustee by their execution and delivery of this Indenture, and the Registered Noteholders, Beneficial Owners, Servicer and any other party to the Transaction Documents agree to the terms and provisions of this Indenture. To the extent any provision of any Transaction Document conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.”

ARTICLE XIII.
DISCHARGE OF LIEN

Section 13.01     Amendment of Article XIII of the Indenture. Each reference in Article XIII of the Indenture to “2023-A Notes” shall be deemed to be references to “Notes (including Series 2023-A Notes and Series 2024-A Notes)”.

ARTICLE XIV.
ADDITIONAL MISCELLANEOUS PROVISIONS

Section 14.01      Ratification of Indenture. Except as expressly amended, amended and restated, and/or supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Reference to this Second Supplemental Indenture need not be made in the Indenture or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Indenture, any reference in any of such items to the Indenture being sufficient to refer to the Indenture as amended hereby.

Section 14.02      Indenture Remains in Full Force and Effect. This Second Supplemental Indenture is subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Issuer and the Trustee with respect hereto.

Section 14.03      GOVERNING LAW AND WAIVER OF JURY TRIAL. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF. THE PARTIES HERETO EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SECOND SUPPLEMENTAL INDENTURE OR ANY TRANSACTION RELATED HERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

Section 14.04      Counterparts; Electronic Signatures. The Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The parties agree that the electronic signature of a party to this Second Supplemental Indenture shall be as valid as an original signature of such party and shall be effective to bind such party to this Second Supplemental Indenture. The parties agree that any electronically signed document (including this Second Supplemental Indenture) shall be deemed (a) to be “written” or “in writing,” (b) to have been signed and (c) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such paper copies or “printouts,” if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule. For purposes hereof, “electronic signature” means a manually signed original signature that is then transmitted by electronic means; “transmitted by electronic means” means sent in the form of a facsimile or sent via the internet as a “pdf” (portable document format) or other replicating image attached to an e-mail message; and, “electronically signed document” means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

Section 14.05       Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

Section 14.06      The Trustee. The Trustee shall not be responsible or liable in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. The Issuer hereby authorizes and directs the Trustee to execute and deliver this Second Supplemental Indenture. The Issuer acknowledges and agrees that the Trustee (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture, which are hereby deemed incorporated by reference; and (ii) has acted consistently with (and is not in breach or violation of) its standard of care under the Indenture. The Issuer agrees that the execution by the Trustee of this Second Supplemental Indenture is consistent with, and permitted by, the Indenture, the other Trustee Transaction documents and/or the Disbursement Documents).

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Issuer:

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

UMB BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Julius R. Zamora
Name: Julius R. Zamora
Title: Vice President

Signature Page to Carbon Revolution Second Supplemental Indenture

EXHIBIT A
Form of Series 2024-A Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDER HEREOF ACKNOWLEDGES THAT THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT THE NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNER OF THIS NOTE AGREES THAT ANY TRANSFER OF THIS NOTE OR ANY INTEREST HEREIN WILL BE MADE IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE.

BY ITS PURCHASE OF THIS SERIES 2024-A NOTE OR ANY INTEREST HEREIN, EACH INITIAL PURCHASER WILL REPRESENT AND WARRANT, AND EACH SUBSEQUENT PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986 (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2024-A NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR (B) ITS PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2024-A NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE PLACEMENT AGENT, THE INSURER OR THE INITIAL PURCHASERS OF THE SERIES 2024-A NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.

NEITHER THE SERIES 2024-A NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2024-A NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

[Remainder of Page Intentionally Left Blank]

United States of America

Number R-__	$_____

CARBON REVOLUTION OPERATIONS PTY LTD
FIXED RATE SENIOR NOTES, SERIES 2024-A

2024-A Notes Delivery Date: _____	Aggregate Principal Amount: $_____
Stated Maturity Date: May 15, 2027	Holder: Cede & Co.
Rate of Interest: 12.00%	CUSIP: 14115J AA9

Carbon Revolution Operations Pty Ltd, ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), for value received, hereby promises to pay to the Holder specified above, or registered assigns, on the Stated Maturity Date, specified above, the Aggregate Principal Amount, specified above, and to pay interest on said Aggregate Principal Amount, which shall accrue beginning on the 2024-A Notes Delivery Date, at the Rate of Interest specified above per annum. Capitalized terms herein that are not otherwise defined shall have the meaning provided in the Indenture (as amended by the Second Supplemental Indenture dated May 24, 2024) (defined hereinafter). Interest hereon shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on June 15, 2024 (each an “Interest Payment Date”). Principal hereof shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on June 15, 2026 in eleven (11) equal installments of an amount equal to 3.333% of the aggregate  principal amount of Notes (as defined below) outstanding without giving effect to any PIK interest thereon (each a “Principal Payment Date” and collectively with an Interest Payment Date, a “Note Payment Date”). All remaining obligations outstanding (including, without limitation, outstanding principal of, accrued and unpaid interest on, and PIK Interest on) outstanding after the final Note Payment Date (if any), shall be due and payable on the Stated Maturity Date. Payment of principal of this Note is payable by check or wire transfer in lawful money of the United States of America by presentation and surrender of this Note at the Designated Trust Office of UMB Bank, National Association, as trustee, or its successor in trust (the “Trustee”) or at the duly designated office of any duly appointed alternate or successor paying agent.

Interest on this Note is computed on the basis of a 360-day year consisting of twelve 30-day months. Payment of interest on and principal of this Note shall be made to the Holder hereof and shall be paid in the manner set out in Article II of the Indenture and the Second Supplemental Indenture.

Payments under or in respect of this Note are subject to the Tax Matters set out in Article XI of the Indenture, as supplemented by the Second Supplemental Indenture, including the Tax Gross-up and Tax indemnity provisions there. This Note is one of an authorized issue of Notes in the original aggregate principal amount of $_____ consisting of “Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-A” (the “Notes”), maturing on May 15, 2027. The Notes are issued under and subject to the provisions of a Trust Indenture, dated as of May 23, 2023 (the “Indenture”), duly executed and delivered by and between the Issuer and the Trustee. The Trustee will disburse the proceeds of the Notes (the “Disbursement”) to Carbon Revolution Operations Pty Ltd, as obligor (the “Issuer”), pursuant to a Proceeds Disbursing and Security Agreement, by and among UMB Bank, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (the “Disbursing Agent”), Gallagher IP Solutions LLC, as servicer and as collateral agent for the benefit of the Trustee under the Transaction Documents referred to therein (the “Servicer”), NLC II, LLC (formerly known as Newlight Capital LLC) as security trustee for the benefit of the Security Beneficiaries under the Security Trust Deed referred to therein (the “Security Trustee”), the Issuer, Carbon Revolution Limited ACN 128 274 653, which is Issuer’s parent (“Issuer’s Parent”) and Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology” and, collectively with Issuer and Issuer’s Parent, the “Co-Obligors”), dated as of May 23, 2023 (the “Proceeds Disbursing Agreement”). The Co-Obligors will repay the Disbursement pursuant to the Proceeds Disbursing Agreement. Payment of principal of and interest on the Notes will be secured and collateralized solely by the sources that comprise the Trust Estate, as such term is defined in the Indenture (which Trust Estate has been assigned by the Trustee to the Servicer). All funds established in the Indenture are pledged for the equal and ratable benefit of the registered holders of the Notes and, except as otherwise provided in the Indenture, may be used for no purpose other than payment of the Notes.

Notwithstanding any contrary provision of the Indenture, other than through the assets that comprise the Trust Estate, the Issuer has no obligation to make payments of principal of or interest on the Notes. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Reference is hereby made to the Indenture and to all indentures supplemental thereto, as well as the Proceeds Disbursing Agreement for a description of the assets that comprise the Trust Estate, the provisions, among others, with respect to the nature and extent of the security for the Notes, the rights, duties, and obligations of the Issuer, the Trustee, and the Noteholders, and the provisions regulating the manner in which the terms of the Indenture and the Transaction Documents (as defined in the Indenture) may be modified, to all of which provisions the Holder of this Note, on behalf of himself and his successors in interest, assents by acceptance hereof.

The Notes are issuable only in the form of fully registered Notes without coupons in the Authorized Denominations. Subject to the conditions and upon the payment of charges provided in the Indenture, the Holder of any Note or Notes issued under the Indenture may, if not prohibited by law, surrender the same (together with a written instrument of transfer satisfactory to the Trustee duly executed by the Holder or his attorney duly authorized in writing) in exchange for an equal aggregate principal amount of Notes of any denominations authorized as above described. This Note is transferable as provided in and subject to the provisions of the Indenture by the Holder in person or by the Holder’s attorney duly authorized in writing at the Designated Trust Office of the Trustee upon surrender of this Note accompanied by a duly executed instrument of transfer, in form and with guarantee of signature satisfactory to the Trustee, and upon payment of any governmental charges or taxes incident to such transfer. Upon any such transfer, a new Note or Notes in the same aggregate principal amount and of the same series, interest rate, and maturity will be issued to the transferee. The Issuer and the Trustee may deem and treat the person in whose name this Note is registered as the absolute Holder hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of, or on account of, the principal of, and interest due on this Note and for all other purposes, and the Issuer and the Trustee shall not be affected by any notice to the contrary. Beneficial Ownership Interests in this Note may be transferred so long as the proposed resale, transfer, or other disposition of this Note is exempt from registration under the Securities Act.

The Notes are subject to redemption prior to the Stated Maturity Date pursuant to the terms of Section 2.13 of the Indenture.

The Holder of this Note shall have no right to enforce the provisions of the Indenture or this Note, or to institute action to enforce the covenants therein or herein, or to take any action with respect to any event of default under the Indenture, or to institute, appear in, or defend any suit or other proceedings with respect thereto except as provided in the Indenture. In certain events, on the conditions, in the manner, and with the effect set forth in the Indenture, the principal of all of the Notes issued under the Indenture and then outstanding may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

IT IS HEREBY CERTIFIED, RECITED, AND DECLARED that all acts, conditions, and things required to exist, happen, and be performed precedent to and in the issuance of this Note do exist, have happened, and have been performed in due time, form, and manner as required by applicable law in order to make this Note a valid and legal obligation of the Issuer and that the issuance of the Notes (subject to the terms hereof), together with all other obligations of the Issuer, does not exceed or violate any constitutional or statutory limitation applicable to the Issuer.

IN WITNESS WHEREOF, Carbon Revolution Operations Pty Ltd has caused this Note to be executed by its authorized representative by his or her manual signature, as of the 2024-A Notes Delivery Date set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

FORM OF TRUSTEE’S AUTHENTICATION CERTIFICATE

It is hereby certified that this Note has been issued under the provisions of the Indenture described in this Note; and that this Note has been issued as of the 2024-A Notes Delivery Date specified in this Note or in exchange for or replacement of a Note or Notes.

Dated: _____, 2024

UMB Bank, National Association, as Trustee

By:
Name:
Title:

FORM OF ASSIGNMENT

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned Holder of this Note, or duly authorized representative or attorney thereof, hereby assigns this Note to _______________________________________ (Assignee’s Social Security or Taxpayer Identification Number) (Print or type Assignee’s name and address, including ZIP code) and hereby irrevocably constitutes and appoints ______________________________ attorney to transfer the registration of this Note on the Register with full power of substitution in the premises.

Dated:

Signature Guaranteed:

NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company that is a participant in the Medallion Guarantee Program.	NOTICE: The signature above must correspond with the name of the Holder as it appears upon the front of this Note in every particular, without alteration or enlargement or any change whatsoever.

The following abbreviations, when used in the assignment above or on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN - as joint tenant with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT _____ Custodian _____ under Uniform Gifts to Minors Act ______ (Minor) (Cust) (State)

Additional abbreviations may also be used though not in the list above.

NOTE RATE, MATURITY AND PAYMENT INFORMATION

Principal Amount	$_____
2024-A Notes Delivery Date:	_____
Stated Maturity Date:	May 15, 2027
Rate of Interest:	12.00%
CUSIP:	_____

EXHIBIT B
Form of Series 2024-A Investor Letter

May __, 2024

Carbon Revolution Operations Pty Ltd UMB Bank, National Association

Re:	Carbon Revolution Operations Pty Ltd $[_____] Fixed Rate Senior Notes, Series 2024-A

Ladies and Gentlemen:

The undersigned, __________, intends to purchase from Carbon Revolution Operations Pty Ltd (the “Issuer”) a $_______ portion of the Issuer’s above-referenced Fixed Rate Senior Notes, Series 2024-A (the “Series 2024-A Notes”), either on its own behalf or on behalf of its customers (the purchasing entity or each customer is referred to herein as a “Purchaser”). The Series 2024-A Notes will be issued pursuant to a Trust Indenture dated as of May 23, 2023 (the “Indenture”) between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Indenture.

In connection with the purchase of the Series 2024-A Notes, the undersigned, each Purchaser hereby agrees to the following terms and conditions and makes the representations and warranties stated herein as of the date hereof with the express understanding that the truth and accuracy of the representations and warranties will be relied upon by the Issuer and the Trustee:

1.
The Purchaser understands and acknowledges that the Series 2024-A Notes are being offered only in a transaction that does not require registration under the Securities Act or any other securities laws, that the Series 2024-A Notes will not be registered or qualified under the Securities Act or any other applicable securities laws and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth below.

2.	[RESERVED].

3.
The Purchaser is a Qualified Institutional Buyer or an Institutional Accredited Investor and is aware (and if it is acquiring the Series 2024-A Notes for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors, each is aware) that the Issuer is relying on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act, is acquiring the Series 2024-A Notes for its own account or for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors for whom it is authorized to act, in either case for investment purposes and not for distribution in violation of the Securities Act, is able to bear the economic risk of an investment in the Series 2024-A Notes and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the Series 2024-A Notes.

4.	[RESERVED].

5.	[RESERVED].

6.	[RESERVED].

7.
None of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates is acting as a fiduciary or financial or investment advisor for the Purchaser with respect to the purchase of the Series 2024-A Notes. The Purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates, except for representations in the Transaction Documents.

8.
Notwithstanding the foregoing in paragraph 7, the Purchaser has had the opportunity to ask questions of and receive answers from the Issuer and the Insurer concerning the purchase of the Series 2024-A Notes and all matters relating thereto or any additional information deemed necessary to its decision to purchase or acquire the Series 2024-A Notes. The Purchaser has made its own independent review of credit and related matters applicable to the Issuer, the purchase and holding of the Series 2024-A Notes and otherwise to its investment in the Series 2024-A Notes.

9.	[RESERVED].

10.
The Purchaser understands that none of the Issuer, the Trustee or any other party makes any representation as to the proper characterization of the Series 2024-A Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2024-A Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2024-A Notes under applicable investment restrictions.

11.
The Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary and has made its own investment decision (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Insurer, the Trustee, or any of their respective Affiliates.

12.
The Purchaser agrees to treat the Series 2024-A Notes as indebtedness for U.S. federal income tax and all applicable state and local income and franchise tax purposes in all tax filings, reports and returns and otherwise, and will not take, or participate in the taking of or permit to be taken, any action that is inconsistent with such tax treatment and tax reporting of the Series 2024-A Notes, unless required by applicable law.

13.
Unless the application of this section 13 has been removed by a change in law, if the Purchaser decides to resell or otherwise transfer such Series 2024-A Notes, then it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Series 2024-A Notes, and each subsequent purchaser of the Series 2024-A Notes by its acceptance thereof, agrees, that it will resell or transfer such Series 2024-A Notes only to the Issuer or an Affiliate, or to a person whom the seller reasonably believes is a Qualified Institutional Buyer acquiring the Series 2024-A Notes for its own account or as a fiduciary or agent for others (which others must also be Qualified Institutional Buyers) to whom notice is given that the resale or other transfer is being made in reliance on Rule 144A of the Securities Act and in accordance with any applicable United States state securities laws or other applicable securities laws of the relevant jurisdiction.

14.
The Purchaser understands and agrees that each certificate representing an interest in the Series 2024-A Notes shall include a legend similar to the following (the “Securities Legend”), unless determined otherwise in accordance with applicable law:

THE SERIES 2024-A NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDERS THEREOF ACKNOWLEDGE THAT THE SERIES 2024-A NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE THAT THE SERIES 2024-A NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OF THE SECURITIES ACT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNERS OF THE SERIES 2024-A NOTES AGREE THAT ANY TRANSFER OF THE SERIES 2024-A NOTES OR ANY INTEREST THEREIN WILL BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THE INDENTURE.

NEITHER THE SERIES 2024-A NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN A SERIES 2024-A NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

15.
Unless the Securities Legend has been removed from the Series 2024-A Notes, the Purchaser agrees to notify each transferee of the Series 2024-A Notes or of any Beneficial Ownership Interest or other interest therein of the deemed representations described herein and that such transferee will be deemed to have agreed to notify its subsequent transferees as to the foregoing.

16.	The Purchaser certifies, as provided on the legend set forth on the Series 2024-A Note (the “ERISA Restricted Legend”), as follows:

EITHER PURCHASER (A) IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2024-A NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR PURCHASER’S (B) PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2024-A NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE INSURER OR THE PURCHASER OF THE SERIES 2024-A NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING. PURCHASER UNDERSTANDS THAT ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2024-A NOTE BY PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

17.
The Purchaser acknowledges that the Issuer, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if the Purchaser cease to qualify as a Qualified Institutional Buyer or an Institutional Accredited Investor, it will promptly notify the Issuer. If it is acquiring any Series 2024-A Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

18.
The Purchaser agrees to indemnify the Trustee, the Insurer and the Issuer against any and all liability that may result if any transfer of such Series 2024-A Note is not made by the Purchaser in a manner consistent with the transfer restrictions in the Indenture.

19.
Neither the undersigned nor anyone acting on its behalf has (a) offered, pledged, sold, disposed of or otherwise transferred the Series 2024-A Notes, any interest in the Series 2024-A Notes or any other similar security to any Person in any manner; (b) solicited any offer to buy or accept a pledge, disposition or other transfer of the Series 2024-A Notes, any interest in the Series 2024-A Notes or any other similar security from any Person in any manner; (c) otherwise approached or negotiated with respect to the Series 2024-A Notes, any interest in the Series 2024-A Notes or any other similar security with any Person in any manner; (d) made any general solicitation by means of general advertising or in any other manner; or (e) taken any other action, that (in the case of any of the acts described in clauses (a) through (d) above) would constitute a distribution of the Series 2024-A Notes under the Securities Act, would render the disposition of the Series 2024-A Notes a violation of Section 5 of the Securities Act or any state securities law or would require registration or qualification of the Series 2024-A Notes pursuant thereto.

20.
The Purchaser recognizes that an investment in the Series 2024-A Notes involves significant risks. The Purchaser understands that there is no established market for the Series 2024-A Notes and that none will develop and, accordingly, that the Purchaser must bear the economic risk of an investment in the Series 2024-A Notes for an indefinite period of time.

21.
The Purchaser agrees that the Purchaser is bound by and will abide by the provisions of the Indenture and the restrictions on transfer of the Series 2024-A Notes and interests therein in the legends on the face of the Series 2024-A Notes. The Purchaser agrees that it will provide to each person to whom it transfers Series 2024-A Notes notice of the restrictions on transfer of the Series 2024-A Notes.

22.
The Purchaser acknowledges that any proposed assignee of a beneficial ownership interest in the Series 2024-A Notes will be deemed under the Indenture to have made agreements and representations substantially similar to those set forth above. The Purchaser understands that each of the Series 2024-A Notes will bear a legend restricting transfer of the Series 2024-A Notes.

23.	The interpretation of the provisions hereof shall be governed and construed in accordance with the laws of the State of New York.

24.
If the Purchaser is acquiring any Series 2024-A Notes as a fiduciary or agent for one or more investor accounts, the Purchaser represents that it has sole investment discretion with respect to each such account and that it has full power to make on behalf of such account the representations, confirmations, acknowledgments and agreements set forth in this PPM.

This Investor Letter will be deemed valid for the institution named on this signature page. If there are additional institutions (e.g., subaccounts or mutual funds) to be covered by this letter, the undersigned will provide a list of such institutions.

Purchaser Name:
By:
Name:
Title:

EXHIBIT C
Authentication Order

Notice to Authenticate and Release Series 2024-A Notes

May [●], 2024

Carbon Revolution Operations Pty Ltd, as issuer (the “Issuer”) of the $[_____] Fixed Rate Senior Notes, Series 2024-A (the “Series 2024-A Notes”) pursuant to a Trust Indenture, between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”), dated as of May 23, 2023 (the “Indenture”), hereby provides as follows:

1.          All conditions precedent to the issuance of the Series 2024-A Notes have occurred.

2.          The Issuer hereby directs the Trustee to authenticate the Series 2024-A Notes.

3.          After the Series 2024-A Notes have been authenticated, the Issuer hereby directs the Trustee to make the Series 2024-A Notes available for delivery to DTC through the FAST system upon payment to the Trustee by the initial purchasers for the account of the Issuer of the sum of $[_____].

[Signature Page Follows]

C-1

The undersigned hereby executes this Notice to Authenticate and Release Series 2023-A Bonds, as of the date first set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

C-2